Oncolytics Biotech® Appoints Experienced Financial and Strategic Leader
Leonard Kruimer to Board of Directors

SAN DIEGO, CA and CALGARY, AB, October 17, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, is pleased to announce the appointment of Leonard Kruimer, MBA, CPA, to Oncolytics' Board of Directors.

Mr. Kruimer has more than 30 years of experience in corporate finance, planning and strategy, including 20 years in senior management positions in private and publicly listed biotechnology and life science companies. Notably, Mr. Kruimer served as CFO and Executive Committee Member of the Netherlands-based vaccine company Crucell from 1998 through 2011, and an integral part of the corporate sale to Johnson & Johnson for US$2.3 billion. During his tenure, he led financing activities of the company, including its IPO on Nasdaq and Euronext in 2000 and subsequent listing on the Swiss Stock Exchange in 2006 and contributed to Crucell’s strategic US$450 million acquisition and integration of Swiss-based Berna Biotech.

“We are excited and honored that Mr. Kruimer has chosen to join Oncolytics as a member of our Board of Directors. His capital markets, M&A, and financial expertise will be invaluable to Oncolytics as we advance pelareorep through multiple clinical studies in collaboration with leading pharma partners and academic institutions,” said Mr. Wayne Pisano, Chairman of the Board of Oncolytics Biotech. “We will glean tremendous benefit from his substantial strategic planning and leadership experience as a CFO and public company board member.”

“I’m delighted to join Oncolytics at such a transformational time, as the company completes ongoing biomarker studies in order to prepare for a phase three registration study in metastatic breast cancer,” said Mr. Kruimer. “I look forward to working closely with the other members of the board and the management team, and to bring my financial and business development experience in the industry to bare on what will be an incredibly exciting time of clinical advancement and business growth for Oncolytics.”

Currently, Mr. Kruimer serves as an independent director and Chairman of the Audit Committee for Zealand Pharma (Nasdaq: ZEAL). He is Chairman of the Board of BioInvent AB (OMXS: BINV) in Sweden and serves on the Investment Advisory Council of private equity firm, Karmijn Kapitaal Investments based in Amsterdam. Previously, he served as CFO of privately held SkylineDx, a DNA diagnostics company based in The Netherlands. He served as the Chairman of the Supervisory Board of privately held hemostat company ProFibrix from 2011 through its acquisition by The Medicines Company (Nasdaq: MDCO) in 2013. In 2014 Mr. Kruimer served as interim CEO of Dutch biotech company BBB Therapeutics. Prior to Crucell, Mr. Kruimer was Managing Director at TIP Europe, a GE Capital company. He held other senior executive positions with Continental Can Europe Packaging and Royal Boskalis Westminster Dredging. He was a consultant with McKinsey & Company and started his career at Price Waterhouse in New York. Mr. Kruimer holds an MBA from the Harvard Business School and is a Certified Public Accountant in New York State.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com